January 22, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Robert F. Telewicz Jr.

Re:	Equinox Frontier Funds

Form 10-K for year ended December 31, 2013

Filed on March 31, 2014

File No. 000-51274

Dear Mr. Telewicz:

Equinox Fund Management LLC, the managing owner (the “Managing Owner”) of Equinox Frontier Funds, a Delaware statutory trust (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated December 22, 2014, relating to the Registrant’s Form 10-K filed on March 31, 2014 (File No. 000-51274). As requested, each response is numbered to correspond to the Commission’s comment letter.

Form 10-K for the year ended December 31, 2013

Financial Statements

Series Financial Statements, page F-2

Statements of Cash Flows, page F-28

Comment #1:

Please clarify for us the nature of the line item net change in ownership allocation of total return swaps. This comment also applies to the Trust financial statements.

Securities and Exchange Commission January 22, 2015 Page 2

Response #1:

Please see the response to comment #5.

Notes to Financial Statements, page F-32

General

Comment #2:

Based on your disclosure on pages 34 and F-47, it appears that your cash is being held by others. In future filings, please disclose the amount of cash held by others. Please refer to Rule 5-02.1 of Regulation S-X. Additionally, if any investments are held by others, please disclose those amounts. This comment also applies to the Trust financial statements.

Response #2:

In future Trust and Series filings, we will disclose the actual amount of cash held at other parties that are restricted in both the footnotes to the financial statements and the face of the balance sheet. The restricted cash shall be disclosed as a separate line item in the financial statements in addition to as footnote disclosure.

3. Fair Value Measurements, page F-40

Comment #3:

You disclose that the inputs used in your valuation of your investment in the trading companies are Level 2 inputs. You further state that you have access to the underlying positions, and the level determinations are reflected on that basis. You also state that these investments represent the fair value of the allocation of swaps, among other investments. We note that you have determined that your investments in swaps are valued using Level 3 inputs. In light of the trading companies investments in swaps, please tell us how you determined that the valuation of a portion of your investment in the trading companies does not contain Level 3 inputs.

Securities and Exchange Commission January 22, 2015 Page 3

Response #3:

We have reviewed the disclosure and propose the additional clarification prospectively. We will modify the following disclosure in future filings:

“The Series may redeem their investment in the trading companies on a daily basis at the stated net asset value and therefore the inputs qualify for Level 2. However, as the Series, under the same management as the Trading Companies, have access to the underlying positions of the Trading Companies, the level determination are reflected on that basis.”

To read:

“A Series may redeem its investment in any of the Trading Companies on a daily basis at the Trading Company’s stated net asset value. Each of the Series, all of which are under the same management as the Trading Companies, has access to the underlying positions of the Trading Companies, and as such, the level determination is reflected on that look-through basis. Any redemption of an investment in a Trading Company classified as Level 3 will reflect that classification of the underlying investment owned by the Trading Company.”

Comment #4:

Notwithstanding the above comment, your fair value hierarchy tables indicate that you have classified a portion of your investment in unconsolidated trading companies as containing Level 3 inputs. Please tell us how the information provided in the tables is consistent with your statement that these inputs qualify for Level 2.

Response #4:

The clarification of the disclosure described in Response #3 will ensure consistency with the tables presented.

Comment #5:

We note your tables on page F-44 and F-45 detailing the changes in Level 3 assets. Please explain to us the nature of the line items “change in ownership allocation of total return swaps” and “change in ownership allocation”. Your response should highlight the differences between the two items.

Securities and Exchange Commission January 22, 2015 Page 4

Response #5:

Each Series and the Trust account for investments in underlying Trading Companies that are not consolidated on an equity method basis under GAAP, which approximates fair value. A Series will consolidate a Trading Company if the Series owns more than 50% of the net assets of such Trading Company. At December 31, 2013, a Trading Company, whose ownership was shared by several Series, may have a change in consolidation resulting in a “change in ownership allocation” of the Trading Company among the Series. As this was exclusively a change in ownership of the Trading Company, and not an actual purchase/sale of the underlying Level 3 investment, we classified the amount as “change in ownership allocation” in order to reflect the change in the roll forward.

On a prospective basis, we will add the following disclosure to a footnote directly under the table:

“The amounts reflected in the change in ownership allocation result from changes in ownership in the underlying Trading Companies at the Series level, which have resulted in changes in consolidation or de-consolidation by the Series. The ownership in the Trading Companies is accounted for at fair value.”

Securities and Exchange Commission January 22, 2015 Page 5

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (303) 991-6778.

Sincerely,

/s/ Vance J. Sanders

Vance J. Sanders, CPA

Chief Financial Officer

Equinox Fund Management, LLC, Managing Owner of Equinox Frontier Funds